

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Officers and Member
of International Assets Advisory, LLC

We have audited the accompanying financial statements of International Assets Advisory, LLC, which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in subordinated borrowings, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. International Assets Advisory, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of International Assets Advisory, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information, consisting of Schedule I - Computation of Net Capital (Under Rule 15c3-1 of the Securities and Exchange Commission), has been subjected to audit procedures performed in conjunction with the audit of International Assets Advisory, LLC's financial statements. The supplemental information is the responsibility of International Assets Advisory, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Coconut Creek, Florida
March 28, 2017

1

5489 Wiles Road, Unit 303 • Coconut Creek, Florida 33073 • Phone: 754.205.6417 • Fax: 754.205.6519

INTERNATIONAL ASSETS ADVISORY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS		
Cash and cash equivalents		$ 1,200,295
Deposits at clearing brokers		155,000
Securities owned, at fair value		1,597,639
Commissions receivable		1,308,196
Notes receivable		139,816
Prepaid expenses and other assets		231,113
Property and equipment, net		13,455
	TOTAL ASSETS	$ 4,645,514
LIABILITIES		
Commissions payable		$ 1,457,253
Accounts payable and accrued expenses		190,675
Payable to affiliate		19,193
Payable to clearing broker		1,176,753
Subordinated Note		150,000
	TOTAL LIABILITIES	2,993,874
COMMITMENTS AND CONTINGENCIES (Note 5)		
MEMBER'S EQUITY		1,651,640
	TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 4,645,514

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL ASSETS ADVISORY, LLC
(A Wholly Owned Subsidiary of Pecunia Management, LLC)

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2016

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of International Assets Advisory, LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Nature of Business

International Assets Advisory, LLC, a single-member LLC, is a full-service broker-dealer and money management company headquartered in Orlando, Florida. The Company is a wholly owned subsidiary of Pecunia Management, LLC (the "Parent") as of December 14, 2006. The Company provides a full range of financial services primarily to retail and institutional clients through its network of approximately 50 independent branch offices and one Company-owned office. The Company conducts its operations primarily in the United States, as well as internationally. The Company introduces transactions to a registered clearing broker, which carry such accounts on a fully disclosed basis. The Company also derives commission income by representing insurance carriers and their representatives who sell variable insurance and annuity contracts and settlement of fixed and variable life insurance contracts to third parties. Customers remit funds payable directly to the insurance carriers and the clearing broker, and no funds or securities are held by the Company. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Significant estimates by management include the determination of the amounts to accrue with respect to certain litigation, the ultimate outcome of which can not be determined until such litigation has been settled. Actual results could vary from the estimates.

Cash and Cash Equivalents

The Company considers financial instruments with original maturities of less than 90 days to be cash equivalents.

Cash Deposits Held at Clearing Brokers

The Company has noninterest-bearing reserve deposits with its clearing brokers. The clearing brokers require deposits from all introducing brokers for whom they transact business.

Commissions Receivable and Credit Policies

Commissions receivable are uncollateralized obligations due under normal trade terms, requiring payment within 30 days from the trade date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old. Payments of commissions receivable are allocated to the specific transactions identified or, if unspecified, are applied to the oldest, unpaid transactions.

Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility and determines amounts of any uncollectible receivables to be written off. In the opinion of management, at December 31, 2016, all commissions were considered collectible and no allowance was necessary.

Notes Receivable

Notes receivable are comprised of amounts due from the Company's financial advisors in the form of both non-forgivable and forgivable loans. Non-forgivable loans are typically repaid by the financial advisor from the amounts they would otherwise be due as a result of their gross production, while the forgivable loans are amortized as the conditions of the loan agreement are met.

Property and Equipment, Net

Property and equipment, net is stated at cost. Depreciation for financial reporting purposes is primarily based on the straight-line method over the estimated useful lives of the related assets, generally 2 to 3 years (see Note 3).

Revenue Recognition

Revenue is recognized when pervasive evidence of an arrangement exists, the services are delivered, the price is fixed or determinable and collection is reasonable assured. Specific comments related to individual revenue streams are disclosed below. The Company principally earns commission and trading revenues from broker activities on a trade date basis in accordance with ASC 940-320-25, "Recognition – Proprietary Trading Securities".

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Investment Banking, Dealer Manager and Related Fees

Investment banking revenues include fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking fees are recognized in earnings when the services related to the underlying transaction are completed under the terms of the assignment.

Commission Revenue and Expense

Commission revenue and the corresponding expense are recorded on a trade-date basis. The Company receives commissions on securities transactions sold by its financial advisors. The Company receives the gross amount of commissions due from the transactions and remits a percentage of that amount to the financial advisors based on a formal commission payout schedule maintained with each financial advisor and/or branch licensee.

Trading Gains and Losses, Net

Net trading gains and losses are recorded on a trade-date basis. Net trading includes gains, losses, interest and dividends from securities and riskless trading profits. Riskless principal trades are transacted through the Company's proprietary account after receiving a customer order. The investments are carried at fair market value. Net trading is reduced by interest expense incurred on related margin borrowings. Margin borrowings are classified as "payable to clearing broker."

Fees, Investment Advisory and Administrative Services

Fees, investment advisory and administrative services revenue is recognized as the services related to the underlying assignment are completed. These fees include charges to the Company's affiliated RIA, International Assets Investment Management, LLC, account administration fees, 12b-1 fees and fees for research services.

Income Taxes

The Company is a single-member LLC and does not file separate income tax returns; rather, its activity is included in consolidated tax returns by its member. Therefore, no provision for income taxes has been made in these financial statements. The Company identifies its major tax jurisdictions as U.S. federal and the state of Florida. As of December 31, 2016, with certain exceptions, the Company's member is no longer subject to income tax examinations by U.S. federal taxing authorities for any tax years prior to the past three tax years.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Recent Accounting Pronouncements

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" which supersedes previous revenue recognition guidance. ASU No. 2014-09 requires that a company recognize revenue at an amount that reflects the consideration to which the company expects to be entitled in exchange for transferring goods or services to a customer. In applying the new guidance, a company will (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the contract's performance obligations; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. ASU No. 2014-09 was to be effective for reporting periods beginning after December 15, 2016. However, on July 9, 2015, the FASB voted to approve a one-year deferral of the effective date. This new guidance is effective for the Company beginning January 1, 2018 and can be adopted using either a full retrospective or modified approach. The Company is currently evaluating the impact of ASU No. 2014-09 on its financial position, results of operations and liquidity.

NOTE 2 - FAIR VALUE MEASUREMENT

Under an arrangement with its clearing broker, the difference in the investment's fair value and cost paid is settled in cash with the clearing broker. The Company receives payments for increases in fair value (gains), and pays cash for decreases in fair value (losses). All differences between cost in fair values were settled at December 31, 2016, therefore no unrealized gains or losses are recognized on investments held.

Securities owned are classified as trading securities and are thus marked to market and stated at estimated fair value, as determined by management, using the quoted closing or latest bid prices. The change in differences between cost and estimated fair value during the period is included in the statement of operations. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.

The fair value of financial instruments is presented in the table below based upon a hierarchy of levels that prioritize the inputs of valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities.

NOTE 2 - FAIR VALUE MEASUREMENT (*Continued*)

Level 2   Inputs other than quoted prices in active markets within Level 1 that are either directly or indirectly observable, including quoted prices for similar assets or liabilities in active markets.

Level 3   Significant, unobservable inputs for the asset or liability in which little or no market data exists.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

Description	Fair Value Measurement at Reporting Date Using			
	Level 1	Level 2	Level 3	Total
Assets:				
Fixed Income Securities				
Municipal Bonds	-	$1,597,639	-	$1,597,639
	-	$1,597,639	-	$1,597,639

There were no transfers of financial instruments between fair value level classifications during the year ended December 31, 2016. At December 31, 2016, the cost of securities owned approximates their fair value.

NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following at December 31, 2016:

Office furniture and equipment	$ 91,906
Computers	95,999
Software	63,832
Total	251,737
Less: accumulated depreciation	(238,282)
Total property and equipment, net	$ 13,455

NOTE 4 - SUBORDINATED NOTE PAYABLE

In April 2015, the Company borrowed $150,000 under a FINRA-approved subordinated loan agreement with a related party (see Note 7). The loan is non interest bearing, and contains an automatic annual renewal provision which requires a 7 month cancellation notice from the lender. No cancellation notice was provided by September 30, 2016, and therefore the note was further renewed to mature on April 30, 2018. The subordinated loan balance is included in equity for computing net capital under the SEC's Uniform Net Capital Rule. The fair value of the subordinated loan approximates carrying value because of its short term to maturity.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company rents its corporate offices under a noncancelable operating lease, as executed on November 20, 2014, that expires in March 2021. Initial base rent is approximately $12,823 per month, subject to certain fixed increases over the course of the lease term, as set forth in the lease agreement.

Total rental expense for the year ended December 31, 2016 was approximately $195,500.

The approximate minimum annual, noncancelable rent payments due under the Company's operating leases (based solely on the base rent, without regard to the Company's share of common area maintenance and other expenses that are included in rental expense) are as follows:

Year	Amount
2017	$ 163,000
2018	168,000
2019	173,000
2020	178,000
Thereafter	178,000
	$ 860,000

Legal and Regulatory

The Company is a party to a legal proceeding relating to an individual alleging improper activities claiming damages of $300,000. The company plans to vigorously defend against this action and believes that any damages, legal fees or other expenses will be covered by insurance and any amount not covered will be immaterial. The company's management and legal counsel cannot predict the outcome of this case.

The Company is a party to another legal proceeding relating to a different individual that also alleges improper activities claiming damages of $300,000. The company plans to vigorously defend against this action and believes that any damages, legal fees or other expenses will be covered by insurance and any amount not covered will be immaterial. The company's management and legal counsel cannot predict the outcome of this case.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States SEC, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and

NOTE 5 - COMMITMENTS AND CONTINGENCIES *(Continued)*

depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

Clearing Broker

Included in the Company's clearing agreements with its clearing broker is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker to the extent of the net loss on the unsettled trade. Management of the Company has not been notified by the clearing broker, or are otherwise not aware, of any potential losses relating to this indemnification.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments, deposits, securities owned, commissions receivable, notes and other receivables. The Company places its temporary cash investments with financial institutions, which balances may exceed federally insured limits.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

During the year ended December 31, 2016, a significant portion of the Company's total revenues were processed through the Company's clearing broker. At December 31, 2016, commissions receivable from this clearing broker represented substantially all of the commissions receivable.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company processes certain transactions, such as managed fee income and related commissions, on behalf of International Assets Investment Management, LLC. (IAIM), a registered investment advisor, which is affiliated via common ownership. Such transactions are ultimately recorded in the books and records of the affiliate. The Company charges IAIM 50% of its profits for these support and processing services. This resulted in revenue of $401,578 for 2016.

At December 31, 2016, amounts payable to affiliates totaled $19,193. "Payable to affiliates" represents amounts due to IAIM, for net revenues received on its behalf.

During 2016, the Company borrowed $150,000 under a FINRA-approved subordinated loan agreement with a related party (See Note 4).

NOTE 8 EMPLOYEE BENEFITS PLAN

The Company has a defined contribution retirement savings plan (the "Plan") covering substantially all employees. The Company contributes annually to the Plan. Employees can contribute up to $18,000 per year. The Company matches each employee's contributions up to $500. During 2016, the Company had expenses related to the plan totaling $10,370. On November 30, 2016, the company elected to terminate the Plan and plans to distribute the Plan's assets in 2017.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is a "Fully Disclosed Broker-Dealer." The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "clearing agreement" with its clearing brokers and has fully disclosed all of its customer accounts to these brokers.

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital equal to the greater of $100,000, or 6.67% of aggregate indebtedness. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1, as computed under SEC Rule 15c3-1.

The amount of net capital during any period will fluctuate based on a number of factors, including the operating results for the Company. Net capital will also be impacted by contributions of capital to the Company, as well as distributions of capital. At December 31, 2016, the Company had net capital of approximately $1,019,000, which was approximately $829,000 in excess of its required net capital of approximately $190,000. The Company's aggregate indebtedness to capital ratio was 2.8 to 1, as computed under SEC Rule 15c3-1.

NOTE 10 Subsequent Events

Management has evaluated subsequent events for recognition and disclosure through March 28, 2017, the date the financial statements were available to be issued, and determined that there were no such events requiring adjustment to, or disclosure in, the accompanying financial statements.